Exhibit 3.3

THIRD AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION OF

EXTEND HEALTH, INC.

Extend Health, Inc., a corporation organized and existing under the laws of the State of Delaware (the “Corporation”), certifies that:

A.    The name of the Corporation is Extend Health, Inc. The Corporation’s original Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 19, 2007. The Corporation’s First Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on July 27, 2007. A Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on January 9, 2009. The Corporation’s Second Amended and Restated Certificate of Incorporation was filed with the Secretary of State of the State of Delaware on February 27, 2009. A Certificate of Amendment of Amended and Restated Certificate of Incorporation of the Corporation was filed with the Secretary of State of the State of Delaware on July 7, 2010,

B.    This Amended and Restated Certificate of Incorporation was duly adopted in accordance with Sections 242 and 245 of the General Corporation Law of the State of Delaware, and has been duly approved by the written consent of the stockholders of the Corporation in accordance with Section 228 of the General Corporation Law of the State of Delaware.

C.    The text of the Certificate of Incorporation is amended and restated to read as set forth in EXHIBIT A attached hereto.

IN WITNESS WHEREOF, Extend Health, Inc. has caused this Amended and Restated Certificate of Incorporation to be signed by Bryce A. Williams, a duly authorized officer of the Corporation, on April 19, 2011.

/s/ Bryce A. Williams
Bryce A. Williams Chief Executive Officer

EXHIBIT A

ARTICLE I

The name of the Corporation is Extend Health, Inc.

ARTICLE II

The purpose of this corporation is to engage in any lawful act or activity for which corporations may be organized under the General Corporation Law of Delaware.

ARTICLE III

The address of the Corporation’s registered office in the State of Delaware is 2711 Centerville Road, Suite 400, City of Wilmington, County of New Castle, DE 19808. The name of the registered agent at such address is Corporation Service Company.

ARTICLE IV

The total number of shares of stock that the corporation shall have authority to issue is Thirty-Four Million (34,000,000), consisting of Nineteen Million Two Hundred Fifty Thousand (19,250,000) shares of Common Stock, $0.001 par value per share, and Fourteen Million Seven Hundred Fifty Thousand (14,750,000) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of Nine Million (9,000,000) shares. The second Series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of Five Million Seven Hundred Fifty Thousand (5,750,000) shares.

ARTICLE V

The terms and provisions of the Common Stock and Preferred Stock are as follows:

1.    Definitions. For purposes of this ARTICLE V, the following definitions shall apply:

(a)    “Change of Control” shall be deemed to be occasioned by, or to include, (i) the acquisition of the Corporation by another entity (“Acquiring Entity”) by means of any transaction or series of related transactions to which the Corporation is party (including, without limitation, any stock acquisition, reorganization, merger or consolidation but excluding any sale of stock for capital raising purposes) other than a transaction or series of transactions in which the holders of the voting securities of the Corporation outstanding immediately prior to such transaction retain, immediately after such transaction or series of transactions and as a result of shares in the Corporation held by such holders prior to such transaction, (x) at least a majority of the total voting power and (y) excluding all shares held by the Acquiring Entity, at least 33.4% of the total voting power represented by the outstanding voting securities of the Corporation or such other surviving or resulting entity (or if the Corporation or such other surviving or resulting entity is a subsidiary immediately following such acquisition, its parent); or (ii) a sale, lease or other disposition of all or substantially all of the assets of the Corporation and its subsidiaries taken as a whole by means of any transaction or series of related transactions, except where such sale, lease or other disposition is to a wholly-owned subsidiary of the Corporation.

(b)    “Conversion Price” shall mean $1.50 per share for the Series A Preferred Stock and $2.6087 per share for the Series B Preferred Stock (subject to adjustment from time to time for Recapitalizations and as otherwise set forth elsewhere herein).

(c)    “Convertible Securities” shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock.

(d)    “Corporation” shall mean Extend Health, Inc.

(e)    “Distribution” shall mean the transfer of cash or other property without consideration whether by way of dividend or otherwise, other than dividends on Common Stock payable in Common Stock, or the purchase or redemption of shares of the Corporation by the Corporation or its subsidiaries for cash or property other than: (i) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries upon termination of their employment or services pursuant to agreements providing for the right of said repurchase, (ii) repurchases of Common Stock issued to or held by employees, officers, directors or consultants of the Corporation or its subsidiaries pursuant to rights of first refusal contained in agreements providing for such right, (iii) repurchases of capital stock of the Corporation in connection with the settlement of disputes with any stockholder, and (iv) any other repurchase or redemption of capital Stock of the Corporation approved by the holders of a majority of the outstanding shares of Common Stock, Series A Preferred Stock and Series B Preferred Stock, each voting as a separate class.

(f)    “Dividend Rate” shall mean an annual rate of Eight Percent (8%) per share for the Preferred Stock.

(g)    “Liquidation Preference” shall mean $1.50 per share for the Series A Preferred Stock and $2.6087 per share for the Series B Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(h)    “Options” shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire Common Stock or Convertible Securities.

(i)    “Original Issue Price” shall mean $1.50 per share for the Series A Preferred Stock and $2.6087 per share for the Series B Preferred Stock (subject to adjustment from time to time for Recapitalizations as set forth elsewhere herein).

(j)    “Preferred Stock” shall mean the Series A Preferred Stock and the Series B Preferred Stock of the Corporation.

(k)    “Recapitalization” shall mean any stock dividend, stock split, combination of shares, reorganization, recapitalization, reclassification or other similar event.

2.    Dividends.

(a)    Preferred Stock. In any calendar year, the holders of outstanding shares of a series of Series B Preferred Stock shall be entitled to receive dividends, when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate of the Series B Original Issue Price for each outstanding share of Series B Preferred Stock (subject to adjustment from time to time for any Recapitalizations), payable in preference and priority to any declaration or payment of any dividend on other series of Preferred Stock or Common Stock of the Corporation. Any partial payment shall be made ratably among the holders of Series B Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid. Thereafter, Series A Preferred Stock shall receive dividends prior and in preference to any dividends declared or paid to Common Stock when, as and if declared by the Board of Directors, out of any assets at the time legally available therefor, at the Dividend Rate of the Series A Original Issue Price for each outstanding share of Series A Preferred Stock (subject to adjustment from time to time for any Recapitalizations). Any partial payment shall be made ratably among the holders of Series A Preferred Stock in proportion to the payment each such holder would receive if the full amount of such dividends were paid. No dividends shall be paid with respect to the Common Stock until all declared dividends on the Preferred Stock have been paid or set aside for payment to the Preferred Stock holders. Thereafter, as declared by the Board of Directors, dividends may be paid to the holders of Common Stock and all holders of Series A Preferred Stock and Series B Preferred Stock in proportion to the number of shares of Common Stock which would be held by each such holder if all shares of Series A Preferred Stock and Series B Preferred Stock were converted to Common Stock at the then effective Conversion Rates (as defined below) for Series A Preferred Stock and Series B Preferred Stock. The right to receive dividends shall not be cumulative, and no right to such dividends shall accrue by reason of the fact that dividends on said shares are not declared or paid in any calendar year.

(b)    Additional Dividends. Dividends may be paid on the Common Stock when, as and if declared by the Board of Directors, subject to the prior dividend rights of the Preferred Stock and to Section 6 below.

(c)    Non-Cash Distributions. Whenever a Distribution provided for in this Section 2 shall be payable in property other than cash, the value of such Distribution shall be deemed to be the fair market value of such property as determined in good faith by the Board of Directors.

(d)    Waiver of Dividends. Any dividend preference of any series of Preferred Stock may be waived, in whole or in part, by the consent or vote of the holders of the majority of the outstanding shares of such series.

3.    Liquidation Rights.

(a)    First Distribution. In the event of a Liquidation event (as defined in Section 3(e) below), the holders of the Series B Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock and the Series A Preferred Stock by reason of their ownership of such stock, an amount per share equal to the greater of (i) the Series B Liquidation Preference for each share of Series B Preferred Stock held by them (subject to adjustment from time to time for Recapitalizations and giving effect to the limitation set forth in Section 3(c) below) plus all declared but unpaid dividends (if any) on such share of Series B Preferred Stock and (ii) the amount that such share of Series B Preferred Stock would be entitled to receive if converted into shares of Common Stock immediately prior to such Liquidation Event pursuant to Section 4 at the then-applicable Series B Conversion Price (without giving effect to the limitation set forth in Section 3(c) below) plus all declared but unpaid dividends (if any) on such share of Series B Preferred Stock. If upon the Liquidation Event, the assets of the Corporation legally available for distribution to the holders of the Series B Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(a), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series B Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(a).

(b)    Second Distribution. Only after the payment to the holders of the Series B Preferred Stock of the full preferential amounts specified above, the holders of the Series A Preferred Stock shall be entitled to receive, prior and in preference to any Distribution of any of the assets of the Corporation to the holders of the Common Stock by reason of their ownership of such stock, an amount per share equal to the greater of (i) the Series A Liquidation Preference for each share of Series A Preferred Stock held by them (subject to adjustment from time to time for Recapitalizations) plus all declared but unpaid dividends (if any) on such share of Series A Preferred Stock and (ii) the amount that such share of Series A Preferred Stock would be entitled to receive if converted into shares of Common Stock immediately prior to such Liquidation Event pursuant to Section 4 at the then applicable Series A Conversion Price plus all declared but unpaid dividends (if any) on such share of Series A Preferred Stock. If upon the Liquidation Event, after the payment to the holders of the Series B Preferred Stock of the full preferential amounts specified in Section 3(a) above, the assets of the Corporation legally available for distribution to the holders of the Series A Preferred Stock are insufficient to permit the payment to such holders of the full amounts specified in this Section 3(b), then the entire assets of the Corporation legally available for distribution shall be distributed with equal priority and pro rata among the holders of the Series A Preferred Stock in proportion to the full amounts they would otherwise be entitled to receive pursuant to this Section 3(b).

(c)    Third Distribution. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) and Section 3(b) above, holders of the Series B Preferred Stock and the holders of the Common Stock shall be entitled to receive distributions with equal priority and pro rata among such holders in proportion to the number of shares of Common Stock held by them, with the share of Series B Preferred Stock being treated for this purpose as if they had been converted to shares of Common Stock at the then applicable Series B Conversion Price, up to and until the point at which the total proceeds received by the holders of Series B Preferred Stock equals $6.52175 per share of Series B Preferred Stock (as adjusted for Recapitalizations) (the “Series B Return”). For the avoidance of doubt, in the event that any holder of shares of Series B Preferred Stock receives a distribution pursuant to clause (ii) of Section 3(a) above, the Series B Return shall be inapplicable to such shares, whether or not such shares are actually converted into shares of Common Stock.

(d)    Remaining Assets. After the payment or setting aside for payment to the holders of Preferred Stock of the full amounts specified in Section 3(a) and Section 3(b) above, and the payment or setting aside for payment to the holders of the Series B Preferred Stock and the Common Stock specified in Section 3(c) above, the entire remaining assets of the Corporation legally available for distribution shall he distributed pro rata to holders of the Common Stock of the Corporation in proportion to the number of shares of Common Stock held by them.

(e)    Reorganization. For purposes of this Section 3, a “Liquidation Event” shall be deemed to be occasioned by, or to include, (i) a Change of Control; or (ii) any liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

(f)    Valuation of Non-Cash Consideration. If any assets of the Corporation distributed to stockholders in connection with any Liquidation Event are other than cash, then the value of such assets shall be their fair market value as determined in good faith by the Board of Directors, except that any publicly-traded securities to be distributed to stockholders in a Liquidation Event shall be valued as follows:

(i)    If the securities are then traded on a national securities exchange, then the value of the securities shall be deemed to be the average of the closing prices of the securities on such exchange over the ten (10) trading day period ending five (5) trading days prior to the Distribution;

(ii)    if the securities are actively traded over-the-counter, then the value of the securities shall be deemed to be the average of the closing bid prices of the securities over the ten (10) trading day period ending five (5) trading days prior to the Distribution.

In the event of a merger or other acquisition of the Corporation by another entity, the Distribution date shall be deemed to be the date such transaction closes.

For the purposes of this subsection 3(f), “trading day” shall mean any day which the exchange or system on which the securities to be distributed are traded is open and “closing prices” or “closing bid prices” shall be deemed to be: (i) for securities traded primarily on the New York Stock Exchange, the American Stock Exchange or a Nasdaq market, the last reported trade price or sale price, as the case may be, at 4:00 p.m., New York time, on that day and (ii) for securities listed or traded on other exchanges, markets and systems, the market price as of the end of the regular hours trading period that is generally accepted as such for such exchange, market or system. If, after the date hereof, the benchmark times generally accepted in the securities industry for determining the market price of a stock as of a given trading day shall change from those set forth above, the fair market value shall be determined as of such other generally accepted benchmark times.

(g)    Receipt of Liquidation Preference Not Redemption. For the avoidance of doubt, in no event shall the receipt by any holder of Series A Preferred Stock of the Series A Liquidation Preference or Series B Preferred Stock of the Series B Liquidation Preference be deemed to be, or otherwise require, the redemption or surrender of any share of Series A Preferred Stock or Series B Preferred Stock, as applicable, held by such holder or in any way limit such holder’s right to receive, whether in one or multiple payments, any and all amounts distributable to such holder pursuant to Sections 3(a)-(c) above (the “Section 3 Amounts”), unless and until (i) any and all Section 3 Amounts are distributed to such holder or (ii) such holder converts those shares of Series A Preferred Stock or Series B Preferred Stock, as applicable, held by such holder in accordance with Section 4 hereof, Notwithstanding the foregoing, if such holders of Series A Preferred Stock or Series B Preferred Stock, as applicable, have received any Section 3 Amounts with respect to such shares, the holders of such shares of Series A Preferred Stock or Series B Preferred Stock, as applicable (or Common Stock issued upon conversion of the applicable Preferred Stock) shall not be entitled to any additional amounts after such payment or distribution of Section 3 Amounts with respect to such shares.

4.    Conversion. The holders of the Preferred Stock shall have conversion rights as follows:

(a)    Right to Convert. Each share of Preferred Stock shall be convertible, at the option of the holder thereof, at any time after the date of issuance of such share at the office of the Corporation or any transfer agent for the Preferred Stock, into that number of fully-paid, nonassessable shares of Common Stock determined by dividing the Original Issue Price for the relevant series by the Conversion Price for such series in effect at such time. (The number of shares of Common Stock into which each share of Preferred Stock of a series may be converted is hereinafter referred to as the “Conversion Rate” for each such series.) Upon any decrease or increase in the Conversion Price for any series of Preferred Stock, as described in this Section 4, the Conversion Rate for such series shall be appropriately increased or decreased.

(b)    Automatic Conversion. Each share of Preferred Stock shall automatically be converted into fully-paid, non-assessable shares of Common Stock at the then effective Conversion Rate for such share (i) with respect to the Series A Preferred Stock and the Series B Preferred Stock, immediately prior to the closing of a firm commitment underwritten initial public offering pursuant to an effective registration statement filed under the Securities Act of 1933, as amended (the “Securities Act”), covering the offer and sale of the Corporation’s Common Stock, provided that the offering price per share is not less than $7.8261 (as adjusted for Recapitalizations) and the aggregate gross proceeds to the Corporation are not less than $30,000,000, or (ii) with respect to Series A Preferred Stock only, upon the receipt by the Corporation of a written request for such conversion from the holders of 50% of the Series A Preferred Stock then outstanding, or (iii) with respect to Series B Preferred Stock only, upon the receipt by the Corporation of a written request for such conversion from the holders of 50% of the Series B Preferred Stock then outstanding, or, if later, the effective date for conversion specified in such requests (each of the events referred to in (i), (ii) and (iii) are referred to herein as an “Automatic Conversion Event”).

(c)    Mechanics of Conversion. No fractional shares of Common Stock shall be issued upon conversion of Preferred Stock. In lieu of any fractional shares to which the holder would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the then fair market value of a share of Common Stock as determined by the Board of Directors. For such purpose, all shares of Preferred Stock held by each holder of Preferred Stock shall be aggregated, and any resulting fractional share of Common Stock shall be paid in cash. Before any holder of Preferred Stock shall be entitled to convert the same into full shares of Common Stock, and to receive certificates therefor, the holder shall either (A) surrender the certificate or certificates therefor, duly endorsed, at the office of the Corporation or of any transfer agent for the Preferred Stock or (B) notify the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and execute an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates, and shall give written notice to the Corporation at such office that the holder elects to convert the same; provided, however, that on the date of an Automatic Conversion Event, the outstanding shares of Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; provided further, however, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such Automatic Conversion Event unless either the certificates evidencing such shares of Preferred Stock are delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates. On the date of the occurrence of an Automatic Conversion Event, each holder of record of shares of Preferred Stock shall be deemed to be the holder of record of the Common Stock issuable upon such conversion, notwithstanding that the certificates representing such shares of Preferred Stock shall not have been surrendered at the office of the Corporation, that notice from the Corporation shall not have been received by any holder of record of shares of Preferred Stock, or that the certificates evidencing such shares of Common Stock shall not then be actually delivered to such holder.

The Corporation shall, as soon as practicable after such delivery, or after such agreement and indemnification, issue and deliver at such office to such holder of Preferred Stock, a certificate or certificates for the number of shares of Common Stock to which the holder shall be entitled as aforesaid and a check payable to the holder in the amount of any cash amounts payable as the result of a conversion into fractional shares of Common Stock, plus any declared and unpaid dividends on the converted Preferred Stock. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Preferred Stock to be converted, and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date; provided, however, that if the conversion is in connection with an underwritten offer of securities registered pursuant to the Securities Act or a merger, sale, financing, or liquidation of the Corporation or other event, the conversion may, at the option of any holder tendering Preferred Stock for conversion, be conditioned upon the closing of such transaction or upon the occurrence of such event, in which case the person(s) entitled to receive the Common Stock issuable upon such conversion of the Preferred Stock shall not be deemed to have converted such Preferred Stock until immediately prior to the closing of such transaction or the occurrence of such event.

(d)    Adjustments to Conversion Price for Diluting Issues.

(i)    Special Definition. For purposes of this paragraph 4(d), “Additional Shares of Common” shall mean all shares of Common Stock issued (or, pursuant to paragraph 4(d)(iii), deemed to be issued) by the Corporation after the filing of this Amended and Restated Certificate of Incorporation, other than issuances or deemed issuances of:

(1)    shares of Common Stock issued upon conversion of shares of Preferred Stock;

(2)    shares of Common Stock and options, warrants or other rights to purchase Common Stock issued or issuable to employees, officers or directors of, or consultants or advisors to the Corporation or any subsidiary pursuant to stock grants, restricted stock purchase agreements, option plans, purchase plans, incentive programs or similar arrangements approved by the Board of Directors;

(3)    shares of Common Stock issued upon the exercise or conversion of Options or Convertible Securities outstanding as of the date of the filing of this Amended and Restated Certificate of Incorporation;

(4)    shares of Common Stock issued or issuable as a dividend or distribution on Preferred Stock or pursuant to any event for which adjustment is made pursuant to paragraph 4(e), 4(f) or 4(g) hereof;

(5)    shares of Common Stock issued or issuable pursuant to the acquisition of another corporation by the Corporation by merger, purchase of substantially all of the assets or other reorganization or to a joint venture agreement, provided, that such issuances are approved by the Board of Directors;

(6)    shares of Common Stock issued or issuable to banks, equipment lessors or other financial institutions pursuant to a debt financing or commercial leasing transaction approved by the Board of Directors;

(7)    shares of Common Stock issued or issuable in connection with any settlement of any action, suit, proceeding or litigation approved by the Board of Directors;

(8)    shares of Common Stock issued or issuable in connection with sponsored research, collaboration, technology license, development, OEM, marketing or other similar agreements or strategic partnerships approved by the Board of Directors;

(9)    shares of Common Stock issued or issuable to suppliers or third party service providers in connection with the provision of goods or services pursuant to transactions approved by the Board of Directors;

(10)    securities of the Company which are otherwise excluded by the affirmative unanimous vote of the Board of Directors; and

(11)    any right, option or warrant to acquire any security convertible into the securities excluded from the definition of Additional Shares of Common pursuant to subsections (1) through (10) above.

(ii)    No Adjustment of Conversion Price. No adjustment in the Conversion Price of the Series B Preferred Stock shall be made in respect of the issuance of Additional Shares of Common unless the consideration per share (as determined pursuant to paragraph 4(d)(v)) for an Additional Share of Common issued or deemed to be issued by the Corporation is less than the Conversion Price in effect on the date of, and immediately prior to such issue, for the Series B Preferred Stock.

(iii)    Deemed Issue of Additional Shares of Common. In the event the Corporation at any time or from time to time after the date of the filing of this Amended and Restated Certificate of Incorporation shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of such Convertible Securities or, in the case of Options for Convertible Securities, the exercise of such Options and the conversion or exchange of the underlying securities, shall be deemed to have been issued as of the time of such issue or, in case such a record date shall have been fixed, as of the close of business on such record date, provided that in any such case in which shares are deemed to be issued:

(1)    no further adjustment in the Conversion Price of the Series B Preferred Stock shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock in connection with the exercise of such Options or conversion or exchange of such Convertible Securities;

(2)    if such Options or Convertible Securities by their terms provide, with passage of time or otherwise, for any change in the consideration payable to the Corporation or in the number of shares of Common Stock issuable upon the exercise, conversion or exchange thereof (other than a change pursuant to the anti-dilution provisions of such Options or Convertible Securities such as this Section 4(d) or pursuant to Recapitalization provisions of such

Options or Convertible Securities such as Sections 4(e), 4(f) and 4(g) hereof), the Conversion Price of the Series B Preferred Stock and any subsequent adjustments based thereon shall be recomputed to reflect such change as if such change had been in effect as of the original issue thereof (or upon the occurrence of the record date with respect thereto);

(3)    no readjustment pursuant to clause (2) above shall have the effect of increasing the Conversion Price of the Series B Preferred Stock to an amount above the Conversion Price that would have resulted from any other issuances of Additional Shares of Common and any other adjustments provided for herein between the original adjustment date and such readjustment date;

(4)    upon the expiration of any such Options or any rights of conversion or exchange under such Convertible Securities which shall not have been exercised, the Conversion Price of the Series B Preferred Stock computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon shall, upon such expiration, be recomputed as if:

(a)    in the case of Convertible Securities or Options for Common Stock, the only Additional Shares of Common issued were the shares of Common Stock, if any, actually issued upon the exercise of such Options or the conversion or exchange of such Convertible Securities and the consideration received therefor was the consideration actually received by the Corporation for the issue of such exercised Options plus the consideration actually received by the Corporation upon such exercise or for the issue of all such Convertible Securities which were actually converted or exchanged, plus the additional consideration, if any, actually received by the Corporation upon such conversion or exchange, and

(b)    in the case of Options for Convertible Securities, only the Convertible Securities, if any, actually issued upon the exercise thereof were issued at the time of issue of such Options, and the consideration received by the Corporation for the Additional Shares of Common deemed to have been then issued was the consideration actually received by the Corporation for the issue of such exercised Options, plus the consideration deemed to have been received by the Corporation (determined pursuant to Section 4(d)(v)) upon the issue of the Convertible Securities with respect to which such Options were actually exercised; and

(5)    if such record date shall have been fixed and such Options or Convertible Securities are not issued on the date fixed therefor, the adjustment previously made in the Conversion Price which became effective on such record date shall be canceled as of the close of business on such record date, and thereafter the Conversion Price shall be adjusted pursuant to this paragraph 4(d)(iii) as of the actual date of their issuance.

(iv)    Adjustment of Conversion Price Upon Issuance of Additional Shares of Common. In the event this Corporation shall issue Additional Shares of Common (including Additional Shares of Common deemed to be issued pursuant to paragraph 4(d)(iii)) without consideration or for a consideration per share less than the applicable Conversion Price of the Series B Preferred Stock in effect on the date of and immediately prior to such issue, then, the

Conversion Price of the Series B Preferred Stock shall be reduced, concurrently with such issue, to a price (calculated to the nearest cent) determined by multiplying such Conversion Price by a fraction, the numerator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of shares which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common so issued would purchase at such Conversion Price, and the denominator of which shall be the number of shares of Common Stock outstanding immediately prior to such issue plus the number of such Additional Shares of Common so issued. Notwithstanding the foregoing, the Conversion Price shall not be reduced at such time if the amount of such reduction would be less than $0.01, but any such amount shall be carried forward, and a reduction will be made with respect to such amount at the time of, and together with, any subsequent reduction which, together with such amount and any other amounts so carried forward, equal $0.01 or more in the aggregate. For the purposes of this Subsection 4(d)(iv), all shares of Common Stock issuable upon conversion of all outstanding shares of Preferred Stock and the exercise and/or conversion of any other outstanding Convertible Securities and all outstanding Options shall be deemed to be outstanding.

(v)    Determination of Consideration. For purposes of this subsection 4(d), the consideration received by the Corporation for the issue (or deemed issue) of any Additional Shares of Common shall be computed as follows:

(1)    Cash and Property. Such consideration shall:

(a)    insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation before deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting or otherwise in connection with such issuance;

(b)    insofar as it consists of property other than cash, be computed at the fair market value thereof at the time of such issue, as determined in good faith by the Board of Directors; and

(c)    in the event Additional Shares of Common are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (a) and (b) above, as reasonably determined in good faith by the Board of Directors.

(2)    Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common deemed to have been issued pursuant to paragraph 4(d)(iii) shall be determined by dividing:

(x)    the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities by

(y)    the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities.

(e)    Adjustments for Subdivisions or Combinations of Common Stock. In the event the outstanding shares of Common Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Common Stock, the Conversion Price of each series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Common Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Common Stock, the Conversion Prices in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(f)    Adjustments for Subdivisions or Combinations of Preferred Stock. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be subdivided (by stock split, by payment of a stock dividend or otherwise), into a greater number of shares of Preferred Stock, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such subdivision shall, concurrently with the effectiveness of such subdivision, be proportionately decreased. In the event the outstanding shares of Preferred Stock or a series of Preferred Stock shall be combined (by reclassification or otherwise) into a lesser number of shares of Preferred Stock, Original Issue Price and Liquidation Preference of the affected series of Preferred Stock in effect immediately prior to such combination shall, concurrently with the effectiveness of such combination, be proportionately increased.

(g)    Adjustments for Reclassification, Exchange and Substitution. Subject to Section 3 above (“Liquidation Rights”), if the Common Stock issuable upon conversion of the Preferred Stock shall be changed into the same or a different number of shares of any other class or classes of stock, whether by capital reorganization, reclassification or otherwise (other than a subdivision or combination of shares provided for above), then, in any such event, in lieu of the number of shares of Common Stock which the holders would otherwise have been entitled to receive each holder of such Preferred Stock shall have the right thereafter to convert such shares of Preferred Stock into a number of shares of such other class or classes of stock which a holder of the number of shares of Common Stock deliverable upon conversion of such series of Preferred Stock immediately before that change would have been entitled to receive in such reorganization or reclassification, all subject to further adjustment as provided herein with respect to such other shares.

(h)    Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Conversion Price pursuant to this Section 4, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and furnish to each holder of Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Conversion Price at the time in effect and (iii) the number of shares of Common Stock and the amount, if any, of other property which at the time would be received upon the conversion of Preferred Stock.

(i)    Waiver of Adjustment of Conversion Price. Notwithstanding anything herein to the contrary, any downward adjustment of the Conversion Price of any series of Preferred Stock may be waived by the consent or vote of the holders of the majority of the outstanding shares of such series either before or after the issuance causing the adjustment. Any such waiver shall bind all future holders of shares of such series of Preferred Stock.

(j)    Notices of Record Date. In the event that this Corporation shall propose at any time:

(i)    to declare any Distribution upon its Common Stock, whether in cash, property, stock or other securities, whether or not a regular cash dividend and whether or not out of earnings or earned surplus;

(ii)    to effect any reclassification or recapitalization of its Common Stock outstanding involving a change in the Common Stock; or

(iii)    to voluntarily liquidate or dissolve or to enter into any transaction deemed to be a Liquidation Event pursuant to Section 3(e);

then, in connection with each such event, this Corporation shall send to the holders of the Preferred Stock at least 10 days’ prior written notice of the date on which a record shall be taken for such Distribution (and specifying the date on which the holders of Common Stock shall be entitled thereto and, if applicable, the amount and character of such Distribution) or for determining rights to vote in respect of the matters referred to in (ii) and (iii) above.

Such written notice shall be given by first class mail (or express courier), postage prepaid, addressed to the holders of Preferred Stock at the address for each such holder as shown on the books of the Corporation and shall be deemed given on the date such notice is mailed.

The notice provisions set forth in this section may be shortened or waived prospectively or retrospectively by the consent or vote of the holders of a majority of the Preferred Stock, voting as a single class and on an as-converted basis.

(k)    Reservation of Stock lssuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of the Preferred Stock, such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of the Preferred Stock, the Corporation will take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

5.    Voting.

(a)    Board of Directors. At all meetings of the Corporation’s Board of Directors, the presence of at least five (5) directors shall constitute a quorum for the transaction of business. The vote of at least five (5) of the directors present at any meeting at which a quorum is present shall be the act of the Corporation’s Board of Directors, except where the vote of a greater number of directors is otherwise specifically provided for by statute or the bylaws of the Corporation or provided for herein.

(b)    Restricted Class Voting. Except as otherwise expressly provided herein or as required by law, the holders of Preferred Stock and the holders of Common Stock shall vote together and not as separate classes.

(c)    No Series Voting. Other than as provided herein or required by law, there shall be no series voting.

(d)    Preferred Stock. Each holder of Preferred Stock shall be entitled to the number of votes equal to the number of shares of Common Stock into which the shares of Preferred Stock held by such holder could be converted as of the record date. Fractional votes shall not be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares into which shares of Preferred Stock held by each holder could be converted) shall be disregarded. Except as otherwise expressly provided herein or as required by law, the holders of shares of the Preferred Stock shall be entitled to vote on all matters on which the Common Stock shall be entitled to vote. Holders of Preferred Stock shall be entitled to notice of any stockholders’ meeting in accordance with the Bylaws of the Corporation.

(e)    Election of Directors. The Board of Directors shall consist of seven (7) members. So long as at least a majority of the originally issued shares of Series B Preferred Stock (as adjusted for Recapitalizations) shall be issued and outstanding, the holders of Series B Preferred Stock, voting as a separate class, shall be entitled to elect two (2) members of the Corporation’s Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors. So long as at least a majority of the originally issued shares of Series A Preferred Stock (as adjusted for Recapitalizations) shall be issued and outstanding, the holders of Series A Preferred Stock, voting as a separate class, shall be entitled to elect two (2) members of the Corporation’s Board of Directors (each, a “Series A Director”) at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors. The holders of Common Stock shall be entitled to elect three (3) members of the Corporation’s Board of Directors at each meeting or pursuant to each consent of the Corporation’s stockholders for the election of directors. If a vacancy on the Board of Directors is to be filled by the Board of Directors, only directors elected by the same class or classes of stockholders as those who would be entitled to vote to fill such vacancy shall vote to fill such vacancy. If at least a majority of the originally issued shares of Series B Preferred Stock or Series A Preferred Stock is no longer outstanding, such members of the Corporation’s Board of Directors that are entitled to be elected by the affected series of stock shall thereafter be elected by the holders of a majority of the Common Stock and Preferred Stock, voting together on an as-converted basis; provided, however, that, notwithstanding the foregoing (i) until such time as the condition set forth in Section 2(b)(ii)(l) of the Amended and Restated Voting Agreement dated on or about the date hereof, as amended from time to time (the “Voting Agreement”), by and among the Company and the Voting Parties signatory thereto is no longer satisfied, one Series A Director shall be appointed in accordance with such Section 2(b)(ii)(1), and (ii) until such time as the condition set forth in Section 2(b)(ii)(2) of the Voting Agreement is no longer satisfied, one Series A Director shall be appointed in accordance with such Section 2(b)(ii)(2).

(f)    Common Stock. Each holder of shares of Common Stock shall be entitled to one vote for each share thereof held.

(g)    California Section 2115. To the extent that Section 2115 of the California General Corporation Law makes Section 708 subdivisions (a), (b) and (c) of the California General Corporation Law applicable to the Corporation, the Corporation’s stockholders shall have the right to cumulate their votes in connection with the election of directors as provided by Section 708 subdivisions (a), (b) and (c) of the California General Corporation Law.

6.    Amendments and Changes.

(a)    Series B Preferred Stock. So long as at least a majority of the originally issued shares of Series B Preferred Stock (as adjusted for Recapitalizations) shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of the Series B Preferred Stock:

(i)    amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation if such action would materially and adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series B Preferred Stock;

(ii)    authorize or create (by reclassification or otherwise) any new class or series of equity security (including any security convertible into or exercisable for any equity security) having rights, preferences or privileges with respect to dividends, redemption or payments upon liquidation that are senior to or on a parity with the Series B Preferred Stock;

(iii)    consummate a Liquidation Event that would result in the holders of Series B Preferred Stock receiving proceeds (valued in the manner set forth herein) of less than $6.52175 per share of Series B Preferred Stock (as adjusted for Recapitalizations);

(iv)    make any loan or guarantee any obligation in an amount in excess of $100,000, other than with the prior approval of the Board of Directors;

(v)    declare or pay any Distribution with respect to any securities other than the Series B Preferred Stock;

(vi)    issue any new Debt Securities (as defined below) in an aggregate principal amount in excess of $5,000,000; or

(vii)    amend or delete this Section 6(a).

For purposes hereof, “Debt Securities” shall mean securities that are not (i) equity securities or (ii) securities that are immediately convertible into or exercisable for equity securities.

(b)    Series A Preferred Stock. So long as at least a majority of the originally issued shares of the Series A Preferred Stock (as adjusted for Recapitalizations) shall be issued and outstanding, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than fifty percent (50%) of the outstanding shares of the Series A Preferred Stock:

(i)    amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation if such action would materially and adversely alter the rights, preferences, privileges or powers of, or restrictions provided for the benefit of the Series A Preferred Stock;

(ii)    declare or pay any Distribution with respect to the Common Stock; or

(iii)    amend or delete this Section 6(b).

(c)    Common Stock. Subject to the terms and provisions of paragraphs 6(a) and 6(b) hereof, the Corporation shall not, without first obtaining the approval (by vote or written consent as provided by law) of the holders of more than sixty six and seven tenths percent (66.7%) of the outstanding shares of the Common Stock (including shares of Common Stock that are issuable upon the conversion of the Preferred Stock):

(i)    amend, alter or repeal any provision of the Certificate of Incorporation or bylaws of the Corporation, including this Section 6(c);

(ii)    voluntarily dissolve or wind up the Corporation;

(iii)    increase or decrease the authorized number of directors of the Corporation; or

(iv)    redeem or repurchase any shares of Common Stock or Preferred Stock (other than pursuant to equity incentive agreements or restricted stock purchase agreements with service providers giving the Corporation the right to repurchase such shares upon termination of the service provider relationship which have been approved by the Board of Directors).

7.    Notices. Any notice required by the provisions of this ARTICLE V to be given to the holders of Preferred Stock shall be deemed given if deposited in the United States mail, postage prepaid, and addressed to each holder of record at such holder’s address appearing on the books of the Corporation.

ARTICLE VI

The Corporation is to have perpetual existence.

ARTICLE VII

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide.

ARTICLE VIII

Unless otherwise set forth herein, the number of directors which constitute the Board of Directors of the Corporation shall be designated in the Bylaws of the Corporation.

ARTICLE IX

In furtherance and not in limitation of the powers conferred by statute, the Board of Directors of the Corporation is expressly authorized to adopt, amend or repeal the Bylaws of the Corporation.

ARTICLE X

1.    To the fullest extent permitted by the Delaware General Corporation Law as the same exists or as may hereafter be amended, a director of the Corporation shall not be personally liable to the Corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director. If the Delaware General Corporation Law is amended to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of a director of the Corporation shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law, as so amended.

2.    The Corporation shall have the power to indemnify, to the extent permitted by the Delaware General Corporation Law, as it presently exists or may hereafter be amended from time to time, any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (a “Proceeding”) by reason of the fact that he or she is or was a director, officer, employee or agent of the Corporation or is or was serving at the request of the Corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise, including service with respect to employee benefit plans, against expenses (including attorneys’ fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with any such Proceeding.

3.    Neither any amendment nor repeal of this ARTICLE X, nor the adoption of any provision of this Corporation’s Certificate of Incorporation inconsistent with this ARTICLE X, shall eliminate or reduce the effect of this ARTICLE X, in respect of any matter occurring, or any action or proceeding accruing or arising or that, but for this ARTICLE X, would accrue or arise, prior to such amendment, repeal or adoption of an inconsistent provision.

ARTICLE XI

Meetings of stockholders may be held within or without the State of Delaware, as the Bylaws may provide. The books of the Corporation may be kept (subject to any provision contained in the statutes) outside of the State of Delaware at such place or places as may be designated from time to time by the Board of Directors or in the Bylaws of the Corporation.

CERTIFICATE OF AMENDMENT OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF EXTEND HEALTH, INC.

Extend Health, Inc., a Delaware corporation (the “Corporation”), does hereby certify that the following amendment to the Corporation’s Third Amended and Restated Certificate of Incorporation (the “Restated Certificate”) has been duly adopted in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, with the approval of such amendment by the Corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the Delaware General Corporation Law:

1.    Article IV of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“The total number of shares of stock that the corporation shall have authority to issue is Thirty Four Million Nine Hundred Seventy Five Thousand (34,975,000), consisting of Twenty Million Two Hundred Twenty Five Thousand (20,225,000) shares of Common Stock, $0.001 par value per share, and Fourteen Million Seven Hundred Fifty Thousand (14,750,000) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of Nine Million (9,000,000) shares. The second Series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of Five Million Seven Hundred Fifty Thousand (5,750,000) shares.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 9th day of August, 2011, and the foregoing facts stated herein are true and correct.

By:	/s/ Bryce A. Williams
Name: Bryce A. Williams
Title: President and Chief Executive Officer

CERTIFICATE OF AMENDMENT OF

THIRD AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF EXTEND HEALTH, INC.

Extend Health, Inc., a Delaware corporation (the “Corporation”), does hereby certify that the following amendment to the Corporation’s Third Amended and Restated Certificate of Incorporation, as amended (the “Restated Certificate”) has been duly adopted in accordance with the provisions of Sections 141 and 242 of the Delaware General Corporation Law, with the approval of such amendment by the Corporation’s stockholders having been given by written consent without a meeting in accordance with Sections 228 and 242 of the Delaware General Corporation Law:

1. Article IV of the Restated Certificate is hereby amended and restated in its entirety to read as follows:

“The total number of shares of stock that the corporation shall have authority to issue is Thirty-Five Million Two Hundred Twenty-Five Thousand (35,225,000), consisting of Twenty Million Four Hundred Seventy-Five Thousand (20,475,000) shares of Common Stock, $0.001 par value per share, and Fourteen Million Seven Hundred Fifty Thousand (14,750,000) shares of Preferred Stock, $0.001 par value per share. The first Series of Preferred Stock shall be designated “Series A Preferred Stock” and shall consist of Nine Million (9,000,000) shares. The second Series of Preferred Stock shall be designated “Series B Preferred Stock” and shall consist of Five Million Seven Hundred Fifty Thousand (5,750,000) shares.”

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed by its duly authorized officer this 28th day of December, 2011, and the foregoing facts stated herein are true and correct.

By:	/s/ Bryce A. Williams
Name:	Bryce A. Williams
Title:	President and Chief Executive Officer